Exhibit 99.2
March 10, 2010
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002

Re:	Reserves Evaluation to the Interests of Carrizo Oil & Gas, Inc. Heavy Oil Properties, Anderson County, Texas
Gentlemen:
Fairchild and Wells, Inc. (FAW) has performed an engineering evaluation to estimate proved reserves and future cash flows from heavy oil (steamflood) properties to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas as of December 31, 2009. This evaluation was authorized by Mr. S.P. Johnson IV, President of Carrizo Oil & Gas, Inc. (Carrizo). Projections of the anticipated future annual oil production and future cash flows have also been prepared utilizing property development schedules provided by Carrizo. The reserves and future cash flows to the evaluated interests were based on economic parameters and operating conditions considered applicable and conforms to our understanding of the financial reporting requirements of the Securities and Exchange Commission (SEC).
The estimated reserves and future cash flows shown in this report are for proved developed and proved undeveloped reserves. Our estimates do not include any value which might be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been assigned. Based on information provided by Carrizo, the properties reviewed by FAW represent 2.8 percent of the total net proved hydrocarbon reserves, expressed in Mcf equivalent (Mcfe) volumes.
The estimated reserves and future cash flows shown in this report are dependent on hydrocarbon prices. The hydrocarbon prices used in this report are based on the average prices during the twelve month period prior to December 31, 2009, determined as unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements as required by SEC regulations. These hydrocarbon prices were determined by Carrizo and provided to FAW for use in this analysis. These reference prices are held constant in accordance with SEC guidelines. Actual future prices may vary significantly from the prices required by SEC regulations, therefore reserve volumes actually recovered and actual cash flow may vary significantly from the estimated quantities presented in this report.
In performance of this evaluation, we have relied upon information furnished by Carrizo with respect to property interests owned, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production. Capital costs and timing of investments has been provided by Carrizo. With respect to the technical files supplied by Carrizo, we have accepted the authenticity and sufficiency of the data contained therein.
The results of the study are summarized on the next page.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study
Anderson County, Texas
SUMMARY
ESTIMATED PROVED RESERVES AND FUTURE CASH FLOWS — CAMP HILL FIELD, ANDERSON CO., TX
TO THE INTERESTS OF CARRIZO OIL & GAS, INC., EFFECTIVE DEC 31, 2009

	Net	Future Cash Flows, Before NPI (M$)
	Reserves Mbbls	Undiscounted	Discounted at 10%
Proved Developed
18 Pattern	352.1	14,007.6	11,484.7
Temple Eastex	97.3	3,806.4	3,264.0
Royal	1,157.7	46,257.1	32,257.5

Total Proved-Developed	1,607.1	64,071.1	47,006.2

Proved Undeveloped
18 Pattern	320.8	12,124.9	9,350.2
Moore B	87.2	3,253.1	2,507.6
Royal	770.7	31,405.3	17,542.5

Total Proved Undeveloped	1,178.7	46,783.3	29,400.2

Total Proved	2,785.8	110,854.3	76,406.5
FUTURE CASH FLOW — TOTAL PROJECT BY YEAR (AFTER NPI)

	Future Cash Flows After NPI (M$)
Year	Undiscounted	Discounted at 10%
2010	127.8	121.8
2011	16,544.0	14,340.1
2012	24,411.1	19,235.6
2013	14,237.1	10,198.8
2014	9,773.7	6,364.9
2015	21,969.8	13,006.7
2016	15,737.8	8,470.1
2017	5,315.8	2,600.9
2018	0.0	0.0

TOTAL	108,117.0	74,338.9
Future cash flow is presented after deducting production taxes and after deducting future capital costs and operating expenses, but before consideration of Federal income taxes. The future cash flow has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Our estimates of future revenue do not include any salvage value for the lease and well equipment. Fairchild and Wells, Inc. expresses no opinion as to the fair market value of the evaluated properties.
We have relied upon data furnished by Carrizo in preparing our prediction of future production and cash flow. Carrizo has informed us that they have provided us with all the data required for this analysis. Data provided by Carrizo includes property interests owned, production and well tests, operating costs, hydrocarbon pricing based on SEC regulations, state regulations that impact operations, transportation and processing fees, ad valorem and production taxes, development plans, completion and development costs, geological structure and net pay thickness maps, well logs, and core analysis. FAW reviewed this data for its reasonableness, however we have not conducted an independent verification of the data supplied by Carrizo. Carrizo has assured us of their intent and ability to proceed with the development activities as scheduled in this report, and that they are not aware of any regulatory, legal, or political obstacles that would significantly alter their plans.

March 10, 2010	Page 2	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study
Anderson County, Texas
The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues there from and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales rates and the prices actually received for the reserves along with the costs incurred in recovering such reserves may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.
In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments only, not statements of fact.
The estimates of reserves presented in this report were based on a study of the properties in which Carrizo owns an interest. However we have not made any field examination of the properties. FAW has not examined or determined the mechanical operation and condition of the wells and facilities. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs considered for potential liability for restoration and clean up damages, if any, caused by operating practices.
The titles to the properties have not been examined by Fairchild and Wells, Inc. nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis.
This report was prepared for the exclusive use and sole benefit of Carrizo Oil and Gas, Inc., and may not be put to other use without our prior written consent.
The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserve information discussed in this report, are included as an attachment to this letter.
It has been a pleasure to serve you by preparing this engineering evaluation.
Yours very truly,
Fairchild and Wells, Inc.
/s/ James Fairchild
James Fairchild
President

March 10, 2010	Page 3	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	Camp Hill Field Reserve Study
Anderson County, Texas
Professional Qualifications of Primary Technical Person
Mr. James W. Fairchild, President of Fairchild and Wells, Inc. (d.b.a. Fairchild & Stan) was the primary technical person responsible for overseeing the estimate of the reserves, future production and income to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas.
Mr. Fairchild earned a Bachelor of Science Degree in Mechanic Engineering from the University of Florida in 1963. A Master of Science Degree in Mechanical Engineering was earned from the University of Florida in 1965. He has been a registered Professional Engineer in the State of Texas since August, 1972. He is also a Life Member of the Society of Petroleum Engineers, member of the Geothermal Resources Council and member of the National Energy Services Association.
Before co-founding Fairchild and Wells, Inc. Mr. Fairchild served in a number of engineering positions with Esso Production Research Company and Intercomp. Throughout his carrier, Mr. Fairchild has conducted numerous reservoir characterization and management studies related to the production of oil and gas reservoirs during primary, secondary and tertiary operations. Mr. Fairchild has provided expert witness testimony related to reservoir engineering, economic evaluation of oil and gas developments, gas storage designs and geothermal operations.

March 10, 2010	Page 4	Fairchild and Wells, Inc.